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                              November 18, 2020

       Anthony D'Adamio, Esq.
       Senior Vice President and General Counsel
       Bioventus Inc.
       4721 Emperor Boulevard, Suite 400
       Durham, North Carolina 27703

                                                        Re: Bioventus Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
10, 2020
                                                            CIK No. 0001665988

       Dear Mr. D'Adamio:

              We have reviewed your amended draft registration statement and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 filed November 10, 2020

       Intellectual Property
       Patents, page 165

   1. We note your response to our prior comment 11. Please further revise the narrative and related table to detail
the type of patent protection obtained or sought and the expected expiration year of each
patent application on an individual basis.
 Anthony D'Adamio, Esq.
FirstName LastNameAnthony D'Adamio, Esq.
Bioventus Inc.
Comapany 18,
November   NameBioventus
               2020       Inc.
November
Page 2    18, 2020 Page 2
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Wesley C. Holmes, Esq.